SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 4)*


                                     LOJACK CORPORATION
                     (Name of Issuer)

                     Common Stock, $.01 par value
                (Title of Class of Securities)

                         539451104
                          (CUSIP Number)


                         December 31, 2000
     (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]     Rule 13d-1(b)
 [ X ]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.   539451104


 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons
      (entities only).

      LEON G. COOPERMAN


      2.   Check Appropriate Box if a Member of a Group*

      (a)   [  ]
      (b)   [ X]

      3.   SEC Use Only

      4.   Citizenship or Place of Organization:
      UNITED STATES


                     5. Sole Voting Power
                     943,800
 Number of
                Shares Bene-   6.  Shared Voting Power
 ficially by         389,400
 Owned by       7.  Sole Dispositive Power
 Each Report-        943,800
 ing Person     8.  Shared Dispositive Power
 With:               389,400

 9.  Aggregate Amount Beneficially Owned by Each Reporting
 Person:   1,333,200


 10.  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares *


 11.  Percent of Class Represented by Amount in Row (11):
                     8.4%

 12.  Type of Reporting Person*

           IN

      *See Instructions Before Filling Out.


 Item 1(a) Name of Issuer:

      Lojack Corporation (the "Issuer").

 Item 1(b) Address of the Issuer's Principal Executive
           Offices:

      333 Elm Street
      Dedham, Massachusetts 02026

 Item 2(a) Name of Person Filing:

           This statement is filed on behalf of Leon G. Cooperman
 ("Mr. Cooperman").

      Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of four limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), Omega Capital Investors, L.P.("Investors LP") and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

      Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control said investments.

      Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
      Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, Investors LP, Equity LP, and Advisors.




 Item 2(b) Address of Principal Business Office or, if None,
           Residence:

      The address of the principal business office of each of Mr.
 Cooperman, Capital LP, Institutional LP, Investors LP, Equity LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.


 Item 2(c) Citizenship:

      Mr. Cooperman is a United States citizen;


 Item 2(d) Title of Class of Securities:

      Common Stock, $.01 par value (the "Shares")


 Item 2(e) CUSIP Number:  539451-10-4


 Item 3.   If this statement is filed pursuant to
           Sections 240.13d-1(b) or 240.13d-2(b)
           Or (c):

           This Item 3 is not applicable.

 Item 4.   Ownership:


 Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

           Mr. Cooperman may be deemed the beneficial owner of 1,333,200 Shares which constitutes approximately 8.4% of the total number of Shares outstanding. This is based on the Issuer's Form 10-Q for the quarter ended November 30,2000 which reflected 15,617,581 Shares outstanding as of January 5, 2001.

           This consists of 480,800 Shares owned by Capital LP;
 18,900 Shares owned by Institutional LP; 42,000 Shares owned by
 Investors LP; 402,100 Shares owned by Overseas; and 389,400 Shares owned by the Managed Accounts.

 Item 4(c) Number of Shares as to which such person has:

      (i)  Sole power to vote or to direct the vote:

                943,800

      (ii) Shared power to vote or to direct the vote:

                389,400

 (iii)Sole power to dispose or to direct the disposition of:

                943,800

 (iv) Shared power to dispose or to direct the disposition of:

                389,400



 Item 5.   Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.

 Item 6.   Ownership of More than Five Percent on Behalf of
           Another Person:

             This Item 6 is not applicable.

 Item 7.   Identification and Classification of the Subsidiary
                     Which Acquired the Security Being Reported on by the Parent Holding Company:

                This Item 7 is not applicable.

 Item 8. Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

 Item 9.   Notice of Dissolution of Group:

                This item 9 is not applicable.

 Item 10.  Certification:

           By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 DATED: February 7, 2001

 LEON G. COOPERMAN, individually,
 as Managing Member of Omega
 Associates, L.L.C. on behalf of
 Omega Capital Partners, L.P.,
 Omega Institutional Partners, L.P., and
 Omega Capital Investors, L.P.,
 Omega Equity Investors, L.P.,  and
 as President of Omega Advisors, Inc.


 By /s/ ALAN M. STARK
   Alan M. Stark
   Attorney-in-Fact
   Power of Attorney on file

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).